July 31, 2024

Shawn Matthews
Chairman and Chief Executive Officer
HCM II Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

       Re: HCM II Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 19, 2024
           File No. 333-280283
Dear Shawn Matthews:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 19, 2024
General

1. We note your responses to prior comments 3 and 4. Regarding the expressions of interest by non-managing sponsor investors described on the cover page and elsewhere, we note that:

                you disclose that the non-managing sponsor investors have expressed an interest in indirectly purchasing, through the purchase of non-managing sponsor membership interests, 3.5 million of the 6.85 million private warrants to be issued at closing at a price of $1.00 per warrant. Since the private warrants will be indirectly purchased from the sponsor's private warrants, please also directly compare the 3.5 million to the sponsor's 5 million private warrants, amounting to 70% of the sponsor's private warrants.
 July 31, 2024
Page 2

             you state that, subject to the non-managing sponsor investors indirectly purchasing the private warrants in which it has expressed an interest through the purchase of non-
           managing sponsor membership interests, the sponsor will issue membership interests at a nominal purchase price reflecting interests in 2.8 million (amounting to approximately 65% if the over-allotment option is not exercised) of the founder shares held by the sponsor. To help investors better understand the interests expressed by the non-managing sponsor investors, please clarify why this is described as a separate investment in the sponsor by the non-management sponsor investors and not as a single investment in a sponsor membership interest that represents 81% of the sponsor's warrants and 65% of its founder shares. Please also clarify whether the 2.8 million shares assumes that the over-allotment option is or is not exercised and explain whether it would be adjusted depending upon such exercise. In this regard, we note that up to 750,000 shares may be forfeited by the sponsor to the extent the over-
           allotment option is not exercised.

             you state that the non-managing sponsor investors have expressed an interest in purchasing up to $226,118,030 of units in the public offering. Please clarify whether the purchase of the non-managing sponsor membership interests is contingent or related in any way to the purchase of these public units in the offering.

             you state that the private placement warrants in which the non-managing sponsor investors have expressed an interest are subject to a lock-up, but that they will not be subject to a lock-up or any transfer restrictions on the Class A shares they may purchase in the offering. Please clarify, if true, that they also would not be subject to any lock-up or transfer restrictions on the warrants that are included in the units you are offering.

             you use the terms "founder shares" and "Class B shares" interchangeably. Please revise to use a consistent term.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Kevin Manz